**Consent of Yumin Qiu**
**Director of Geology and New Projects PRC**
**Eldorado Gold Corporation**

To the Board of Directors of Eldorado Gold Corporation

I hereby consent to the incorporation by reference in this annual report on Form 40-F of March 31, 2010 for the year ended December 31, 2009 of the description of the report titled "Jinfeng Gold Mine, Guizhou Province China" dated October 10, 2007 (the "Technical Report") and the description of all mineral resources of Jinfeng, White Mountain, Eastern Dragon and Beyinhar and of extracts from or a summary of the Technical Report and of certain mineral resource estimates and other information pertaining to these projects and to the use of my name in this annual report as a named expert.

Dated as of the 31st day of March 2010

Yumin Qiu (PhD, MAIG)